Mail Stop 05-07
        April 28, 2005

Via U.S. Mail
Aon Corporation
Patrick Ryan, Chairman
200 E. Randolph Street
Chicago, IL 60601

RE:		Aon Corporation
      Form 10-K for the fiscal year ended December 31, 2004
		File No. 1-07933

Dear Mr. Ryan:

      We have limited our review of your Form 10-K to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the
Form 10-K. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Aon Corp. Form 10-K for the year ended December 31, 2004

General

We note from Exhibit 21 to the Company`s Form 10-K for the fiscal year-ended December 31, 2004, that the Company has two foreign subsidiaries in Iran - Mahamy Company plc (Aon Iran) and United Iranian Insurance Services plc Tehran. In view of the fact that Iran has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, please advise us of the materiality to the Company of its operations in Iran, and give us your view as to whether those operations constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision.
Closing

      Please understand that we may have additional comments after we review your response to our comment. Please contact Franklin
Green
at (202) 942-4747 if you have any questions about the comment or our review. You may also contact me at (202) 942-7817.

Sincerely,



		Cecilia D. Blye, Chief
		Office of Global Security Risk


cc: 	Jeffrey Riedler
		Assistant Director
		Division of Corporation Finance

Patrick Ryan
Chairman
April 28, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE